SO 3-22-04

04003989

BEST AVAILABLE COPY

UF 3-18-04

NITED STATES
'D EXCHANGE COMMISSION
ashington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 5072 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advantage Capital Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Windy Ridge Parkway, Suite 1100
(No. and Street)

Atlanta (City) Georgia (State) 30339 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel O. Williams (770) 916-6550
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers
(Name – *if individual, state last, first, middle name*)

10 Tenth, Suite 1400 (Address) Atlanta (City) Georgia (State) 30303 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Daniel O. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advantage Capital Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Controller and Vice President

Title

Notary Public

Judith R. Embry
Notary Public
Cobb County GA
June 17, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

**Report of Independent Auditors**

To the Stockholder and Board of Directors of
FSC Securities Corporation

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of FSC Securities Corporation (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2004

# Advantage Capital Corporation

**An indirect wholly-owned subsidiary of American International Group, Inc.**

## Statement of Financial Condition
## December 31, 2003

*(in thousands of dollars, except share amounts)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 6,554 |
| Cash segregated under federal and other regulations | | 347 |
| Deposits with clearing organizations and others | | 121 |
| Receivables from broker-dealers and clearing organizations | | 855 |
| Receivables from investment advisors | | 692 |
| Securities owned, at market value | | 159 |
| Security pledged to insurance company | | 84 |
| Notes and accounts receivable from registered representatives | | 59 |
| Furniture, equipment, leasehold improvements and software, at cost, less accumulated depreciation and amortization of $2,333 | | 1,231 |
| Receivables from affiliates, net | | 70 |
| Goodwill | | 7,149 |
| Deferred taxes | | 1,601 |
| Prepaid expenses and other assets | | 376 |
| Total assets | $ | 19,298 |
| **Liabilities and Stockholder's Equity** | | |
| Commissions payable | $ | 1,228 |
| Accounts payable and accrued expenses | | 530 |
| Payables to broker-dealers and clearing organizations | | 16 |
| Other liabilities | | 56 |
| Total liabilities | | 1,830 |
| Commitments and contingencies (Note 10) | | |
| **Stockholder's equity** | | |
| Common stock - $1 par value; 13,850 shares authorized; 13,850 shares issued and outstanding | | 14 |
| Additional paid-in capital | | 16,494 |
| Retained earnings | | 960 |
| Total stockholder's equity | | 17,468 |
| Total liabilities and stockholder's equity | $ | 19,298 |

The accompanying notes are an integral part of these financial statements.